Exhibit 99.5

CONSENT OF AUTHOR

February 16, 2024

VIA SEDAR+

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Securities, Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Autorité des marchés financiers

Re:	Technical Report (the “Report”) entitled “Fortuna Silver Mines Inc: Caylloma Mine, Caylloma District, Peru” with an effective date of December 31, 2023, prepared for Fortuna Silver Mines Inc. (the “Company”)

I, the undersigned, a Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, hereby consent to the public filing of the Report by the Company.

“Mathieu Veillette”
Mathieu Veillette, P.Eng., P.E.